Exhibit 99.1

TSX, NYSE-AMEX Symbol: NCQ	News Release

NovaCopper Announces the Start of the 2012 Drill Season
in the Ambler Distirict, Northwest Alaska

June 7, 2012 - Vancouver, British Columbia - NovaCopper Inc. (TSX, NYSE-AMEX: NCQ) ("NovaCopper” or "the Company”) is pleased to announce that field exploration activities have begun on its principal asset, the Upper Kobuk Mineral Project (“UKMP”) located in the highly prospective Ambler mining district, northwest Alaska. UKMP’s cooperative development is founded upon the progressive agreement entered into by NovaCopper and NANA Regional Corporation Inc., an Alaskan Native Corporation, in October 2011. This year’s planned program will focus exploration efforts on the Arctic, Bornite and Sunshine deposits.

Exploration efforts have already identified the high-grade Arctic volcanogenic massive sulfide (“VMS”) deposit containing 19.4 million tonnes (Mt) of Indicated Resource grading approximately 4.1% copper, 6% zinc, 1.0% lead, 60 g/t silver and 0.8 g/t gold and 11.4Mt of Inferred Resource grading approximately 3.5% copper, 5% zinc, 0.8% lead, 47 g/t silver and 0.6 g/t gold. Recent 2011 drilling at a new target (Bornite deposit - South Reef zone) intersected 178 meters grading 4.0% copper, include a 35-meter section grading 12.0% copper.

In addition to the Arctic and Bornite deposits, the district also hosts a series of high potential polymetallic VMS targets and a number of high quality carbonate-hosted copper occurrences that will be evaluated with on-going exploration efforts.

“NovaCopper is extremely excited to begin its 2012 drilling program in the Ambler district. With the spinout now complete, the cooperative agreement with NANA signed and consolidation of the principal assets of the district, an independent NovaCopper is now poised to unlock value for its shareholders by exploring and developing one of the premier copper districts of the world,” said Mr. Rick Van Nieuwenhuyse, the President and Chief Executive Officer. “We look forward to an exciting year of news flow as the season progresses.”

Four rigs have been mobilized to the project, all of which have now begun drilling. The 2012 plan targets three principal areas for significant resource drilling:

  The South Reef zone at Bornite where exploration in 2011 encountered very significant thickness of high-grade copper mineralization;
  The historically explored Ruby Creek zone at Bornite where an initial resource estimate is expected by the end of the month; and
  The Sunshine deposit, a satellite polymetallic VMS deposit located 12 kilometers west of the Arctic VMS deposit where historical drilling identified significant intersections of massive sulfide mineralization in the same stratigraphic horizon as the Arctic deposit.

A total of roughly 18,000 meters of diamond drilling is currently planned for the 2012 program in the district.

Bornite Deposit

At the Bornite deposit, three very widely spaced drill holes targeting the South Reef zone intercepted excellent grades and thicknesses during the 2011 exploration program. Mineralization consists of bornite, chalcocite and chalcopyrite replacements of carbonate host rocks and breccias. Most notable of these holes is DH-187 which intersected 178 meters of 4.0% copper including nearly 35 meters grading 12.0% copper. Roughly 500 meters northeast, DH-194 cut 110.6 meters of 2.6% copper, including nearly 12 meters of 7.5% copper, and approximately 200 meters south of DH-187, DH-192 drilled 84.6 meters of 1.5% copper. See NovaGold’s press release dated December 14, 2011 for further details. This year’s program will include grid drilling on roughly 125 meter centers on the South Reef target with the objective of establishing an initial resource.

Also at the Bornite deposit, NovaCopper is currently completing an initial NI 43-101 technical report for mineral resources on the Ruby Creek zone. This resource is based on drilling completed by Kennecott between 1957 and 1999, and verification drilling by NovaCopper in 2011. Public release of the resource estimate is expected by the end of the month. The release will present resources for the Ruby Creek zone but will not include resources for the South Reef target due to the wide-spaced nature of the current drilling at South Reef, which will be upgraded in 2012 (as noted above). Additional infill and step-out drilling on the Ruby Creek zone at the Bornite deposit is also planned during the 2012 program and is designed to augment resources.

Sunshine Deposit

At Sunshine, historic drilling by Kennecott and other companies encountered significant polymetallic VMS mineralization over a broad area measuring 900 meters by 400 meters. Most notable in this historical drilling are Kennecott drill holes, SC-08 which cut 18.8 meters of 1.5% copper, 2% zinc, 0.7% lead and 27 g/t silver and SC-06 which cut 7.6 meters of 2.3% copper, 4% zinc, 0.8% lead and 38 g/t silver. Drilling this year will confirm and verify this mineralization and explore down dip on limbs of a recumbent isoclinal fold with the objective of developing a NI 43-101 technical report defining initial resources in 2013.

Arctic Deposit

At the Arctic VMS deposit, engineering studies continue with a focus on more detailed metallurgical studies as well as mining optimization scenarios. With the completion of the NovaCopper and NANA cooperative agreement consolidating much of the mining district, NovaCopper is assessing a more wide-ranging plan for optimization of the existing and potential resources in the district.

Concurrent with the start of NovaCopper’s 2012 exploration season, the State of Alaska has initiated field activities related to further development of a transportation route to the Ambler Mining District under Alaska’s “Roads to Resources” program. The State of Alaska, which previously budgeted US$5.25 million between 2010 and 2011 for a study of a wide range of access alternatives, has now augmented that budget with an additional US$4.0 million in 2012 for baseline studies of a specific access corridor. This corridor would consist of an approximately 220-mile route that would connect the Ambler Mining District with the Dalton Highway, which provides access to rail in Fairbanks and port facilities in Anchorage.

The Ambler district is one of the richest and most-prospective copper districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits rich in copper, but also containing significant amounts of cobalt and silver. In 2011, exploration efforts were focused on two deposits in the Ambler district – the Arctic VMS deposit with approximately 7% copper-equivalent grades1 and the Bornite carbonate replacement deposit. The Arctic deposit had a post-tax net present value of between approximately US$500 million and US$1.7 billion, depending on metal price assumptions in the Preliminary Economic Assessment (“PEA”) filed April 24, 2012.2 The PEA is preliminary in nature and included inferred mineral resources that are considered too speculative geologically to have the economic characteristics applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

To access the latest updated Company information, please visit www.novacopper.com.

Scott Petsel (UKMP Project Manager) is a qualified person as defined by NI 43-101 and has reviewed and accepts responsibility for the technical information contained within this press release.

About NovaCopper

NovaCopper is a base metals exploration company focused on exploring and developing the Ambler mining district, which hosts world-class VMS deposits containing copper, zinc, lead, gold and silver and carbonate replacement deposits containing copper, cobalt and silver. It is one of the richest and most-prospective known copper districts located in one of the safest geopolitical jurisdictions in the world. The Company is focused on continuing to identify high-grade mineralization with additional exploration planned in 2012. Using four drill rigs the Company expects to complete between 15,000 meters to 20,000 meters of drilling. NovaCopper has formed an alliance with NANA, an Alaskan Native Corporation and both companies are committed to developing the Ambler mining district in cooperation with the local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

NovaCopper Contact:
Rick Van Nieuwenhuyse
President & Chief Executive Officer

Elaine Sanders
Chief Financial Officer & Corporate Secretary

604-638-8088 or 1-855-638-8088

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1 The Ambler copper-equivalent resource is calculated using the following metals price assumptions: (in USD) $3.93/lb Cu, $1,815/oz Au, $40.55/oz Ag, $0.98/lb Zn, and $1.08/lb Pb.
2 “NI 43-101 Preliminary Economic Assessment Ambler Project Kobuk, AK,” prepared by SRK Consulting (U.S.), Inc. and effective February 1, 2012. It is available for download on NovaCopper’s website at www.novacopper.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov..

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of NovaCopper, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaCopper's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold Resources Inc.’s Management Proxy Circular dated February 27, 2012 for the special meeting of securityholders held to consider the spinout filed with the Canadian securities regulatory authorities, and NovaCopper's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaCopper reports and documents filed with applicable securities regulatory authorities from time to time. NovaCopper's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaCopper assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Unless otherwise indicated, all reserve and resource estimates included herein have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and reserve and resource information contained in this presentation may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “‘reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.